April 27, 2011

VIA EDGAR

Ms. Alison White
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

RE:	Principal Life Insurance Company Separate Account B (the “Registrant”)
Principal Life Insurance Company (the “Company”)
Principal Lifetime Income SolutionsSM - Variable Annuity
Pre-Effective Amendment No. 2 to Registration Statement filed on Form N-4
File Nos. 333-171650 and 811-02091

Dear Ms. White:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Principal Life Insurance Company, on
behalf of itself and Principal Life Insurance Company Separate Account B, and Princor Financial
Services Corporation, the principal underwriter, hereby request acceleration of the effective date of pre-
effective amendment no. 2 to the registration statement electronically filed via Edgar on Form N-4 (File
Nos. 333-171650 and 811-02091) to May 2, 2011, or as soon thereafter as practicable.

Principal Life Insurance Company acknowledges the following:

·	should the Commission or the staff pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the insurance company may not assert this action as defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey M. Pierick at (515) 362-2384 if you have any questions regarding this request.

Sincerely,

	/s/ Michael D. Roughton	/s/ Jeffrey M. Pierick
	Michael D. Roughton	Jeffrey M. Pierick
	Vice President and Associate General Counsel	Counsel
	Principal Life Insurance Company	Princor Financial Services Corporation